Exhibit (a)(5)(E)

FOR IMMEDIATE RELEASE

August 8, 2007

Company:	Dominion
Contacts:
Media:	Mark Lazenby, 804-819-2042, Mark.Lazenby@dom.com Ryan Frazier, 804-819-2521, C.Ryan.Frazier@dom.com
Analysts:	Joseph O’Hare, 804-819-2156, Joseph.OHare@dom.com Greg Snyder, 804-819-2383, James.Gregory.Snyder@dom.com
DOMINION ANNOUNCES PRELIMINARY RESULTS OF EQUITY TENDER OFFER

RICHMOND, Va. – Dominion (NYSE:D) announced today the preliminary results of its modified Dutch auction tender offer to purchase up to 55 million shares of the company’s common stock. The tender offer expired at 5:00 p.m., Eastern time, on Aug. 7, 2007.

Based on the preliminary count by Continental Stock Transfer & Trust Co., the depositary for the tender offer, approximately 57.9 million shares were properly tendered, and not withdrawn at prices at or below $91.00 per share, including approximately 20.9 million shares that were tendered through notice of guaranteed delivery. Based on these preliminary results, Dominion expects to acquire these shares at a purchase price of $91.00 per share for a total cost of approximately $5.3 billion, excluding fees and expenses related to the tender. The 57.9 million shares represent approximately 16.6 percent of the shares outstanding on July 31, 2007.

The shares expected to be purchased include the 55 million shares the company initially offered to purchase and approximately 2.9 million additional shares of its outstanding common stock that the company has elected to purchase pursuant to the terms of its tender offer.

The number of shares to be purchased and the price per share are preliminary, are based on the shares tendered through notice of guaranteed delivery being validly tendered and are subject to verification by the depositary, and therefore are subject to change. The actual number of shares purchased and the final purchase price will be announced promptly following completion of the verification process. Payment for the shares accepted for purchase, and return of all other shares tendered and not purchased, will occur promptly thereafter.

In the tender offer, shareholders had the opportunity to tender some or all of their shares at a price not less than $82.00 per share and not more than $92.00 per share.

Dominion is authorized to repurchase additional shares from time to time through open market purchases, or in private or other transactions. Rule13e-4(f) under the Securities Exchange Act of 1934, as amended, prohibits the company from purchasing any shares, other than in the tender offer, until at least 10 business days after the expiration of the tender offer. Accordingly, any such additional repurchases outside of the tender offer may not be made until at least 10 business days after the expiration of the tender offer.

Any questions with regard to the tender offer may be directed to Georgeson Inc., the information agent, at (888) 605-7548. The dealer managers for the tender offer were Morgan Stanley and Merrill Lynch.

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